Morrison Cohen LLP

909 Third Avenue

New York, NY 10022

April 8, 2025

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Asia Timmons-Pierce and Erin Purnell
Division of Corporation Finance – Office of Manufacturing

Re:	AltEnergy Acquisition Corp
Preliminary Proxy Statement on Schedule 14A
Filed March 28, 2025
File No. 001-40984

Ladies and Gentlemen:

This letter is submitted on behalf of AltEnergy Acquisition Corp (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s preliminary proxy statement on Schedule 14A filed on March 28, 2025 (the “Preliminary Proxy Statement”), as set forth in your letter dated April 2, 2025 addressed to Russell Stidolph, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an amendment to the Preliminary Proxy Statement (the “Amended Proxy Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Staff’s comment has been reproduced herein with a response to the numbered comment.

The responses provided herein are based upon information provided to Morrison Cohen LLP by the Company.

Preliminary Proxy Statement on Schedule 14A filed March 28, 2025

If we are deemed to be an investment company for purposes of the Investment Company Act..., page 12

1.

We note your risk factor disclosure on page 12 differs from your risk factor disclosures on page 99 of your more recent registration Statement on Form S-4 filed on February 14, 2025. Please advise or revise any inconsistencies.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 12 of the Amended Proxy Statement to address the Staff’s comment by conforming the risk factor disclosure with its recent registration statement on Form S-4 filed on February 14, 2025 (the “Form S-4”).

Risk Factors, page 12

Securities and Exchange Commission

Division of Corporation Finance

April 8, 2025

2.

We note that the SPAC’s securities have been delisted from The Nasdaq Stock Market due to failure to timely consummate a business combination within 36 months of the effectiveness of its IPO registration statement. Please add disclosure that addresses the risk of such delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.”

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 14 of the Amended Proxy Statement to add a new risk factor to address the Staff’s comment.

3.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 15 of the Amended Proxy Statement to add a new risk factor to address the Staff’s comment.

*    *    *

If you have any questions regarding the Preliminary Proxy Statement or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 735-8764.

Sincerely,

/s/ Jack Levy
Jack Levy

cc:	Anthony Saur
Morrison Cohen LLP

Russell Stidolph, Chief Executive Officer
AltEnergy Acquisition Corp